FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 13, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 13, 2004                                   By: VICTORIA LLEWELLYN
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned Director arising from the purchase of Ordinary Shares at a price of (pound)11.70 per Ordinary Share on 11 October 2004 through the Company's ShareReward Plan ("the Plan") which Mr Coombe entered on 5 October 2001:


Mr J D Coombe   Acquisition of 10 Ordinary Shares under the partnership
                element of the Plan (personal contribution)

                Acquisition of 10 Ordinary Shares under the matching element of the Plan (Company contribution)

Mr Coombe and the Company were advised of this information on 12 October 2004.



S M Bicknell
Company Secretary

13 October 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

8 October 2004              Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 7,522 Ordinary Shares in the Company to participants in the GlaxoSmithKline Performance
                            Share  Plan  and the  SmithKline  Beecham  Mid Term
                            Incentive Plan.

8 October 2004              Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK  Trust,  sold  2,918  Ordinary  Shares  in  the
                            Company   on   behalf   of   participants   in  the
                            GlaxoSmithKline  Performance  Share  Plan  and  the
                            SmithKline Beecham Mid Term Incentive Plan at a price of (pound)11.74 per Ordinary share.

12 October 2004             Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GSK Trust, transferred 1,036 Ordinary Shares in the Company to participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 13 October 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

13 October 2004